Western Digital Corporation 5601 Great Oaks Parkway San Jose, CA 95119 Tel: 408.717.6000

October 28, 2019

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, NE
Washington, D.C. 20549

Re:	Western Digital Corporation Form 10-K for the Fiscal Year Ended June 28, 2019 Filed August 27, 2019 File No. 001-08703

Ladies and Gentlemen:

We received your letter dated October 17, 2019 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced report filed under the Securities Exchange Act of 1934. Our response to these comments is set forth below. For the convenience of the Staff, the comments from the Letter are restated in bold prior to the response to such comment.

Form 10-K for the Fiscal Year Ended June 28, 2019
Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 34

1.
You indicate in your response to prior comment 1 that measures such as units sold and average selling prices may be indicators of or contributors to the company’s financial performance, however, you do not believe disclosure of these metrics conveys material information that promotes an understanding of the company’s operating performance. However, we note that your results of operations discussion focuses on the change in products sold and average selling prices and the impact of those changes on revenue by end market. Given such emphasis, please further explain why you believe a quantified discussion of such measures would not provide investors with a better understanding of your operating results. Refer to Section III.B.1 of SEC Release 33-8350.

Response:

We respectfully advise the Staff that, while our management does not rely on units sold and average selling prices as key performance indicators that we use to analyze the company’s financial results or to manage our business, we acknowledge that these measures may contribute materially to the company’s financial performance in selected periods. In such event, and as we stated in our prior response letter, we intend to disclose information about these measures that we consider relevant to explaining our results of operations and as necessary to comply with the disclosure requirement in Item 303(a)(3)(iii) of Regulation S-K. In accordance with the Staff’s comment, as part of future filings, we will include a quantified discussion of units sold, average selling prices or other metrics to the extent relevant to further promote an understanding of their impact on our results of operations.

2.
You disclose that the decrease in Client Devices revenue was driven by lower average selling prices per gigabyte for flash-based products and lower sales of HDD products and flash-based mobile products. As another example, you indicate the decrease in Client Solutions revenue was driven by lower average selling prices of flash-based products and lower sales of retail HDD products. Where a material change in a line item is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms, if reasonably practicable. Please revise your disclosures in future filings accordingly. Similar revisions should be considered throughout your results of operations disclosures, such as in your discussion of the

U.S. Securities and Exchange Commission
October 28, 2019

change in research and development and selling, general and administrative expenses. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response:

We respectfully acknowledge the Staff’s comment. In future periodic filings, where a material change in a line item is attributed to two or more factors in our results of operations discussion, we will disclose the contribution of each identified factor in quantified terms to the extent reasonably practicable. We respectfully advise the Staff that, while we believe we can enhance the quantification provided with respect to our consolidated results, such quantification at a more detailed level by end market, product line or otherwise may not always be reasonably practicable. If quantification is not reasonably practicable, we plan to narratively describe the relative contribution of the applicable factors.

Should you have any questions regarding any of the foregoing, please contact me via phone at (408) 717-6809 or via e-mail at Gene.Zamiska@WDC.com.

We thank the Staff for its time and consideration with respect to this matter.

Respectfully submitted,
Western Digital Corporation

By:	/s/ Gene Zamiska
Name:	Gene Zamiska
Title:	Vice President, Global Accounting and Chief Accounting Officer

cc:
Robert Eulau, Executive Vice President and Chief Financial Officer, Western Digital Corporation
Michael Ray, Executive Vice President, Chief Legal Officer and Secretary, Western Digital Corporation
Brandi Steege, Assistant General Counsel, Western Digital Corporation
Shelly Heyduk, Esq., O’Melveny & Myers LLP